The Annual Meeting of the Shareholders of the Fund was held on April 19, 2006. At this meeting Jeffrey S. Burum and
William F. Devin were elected by shareholders to serve as the Class I Directors of the Fund for three-year terms and until their respective successors are duly elected and qualify.

The voting results of the shareholder meeting to elect
Jeffrey S. Burum and William F. Devin to the Board of
Directors is as follows:

Election of Jeffrey S. Burum to the Board of Directors
		   For 		Withheld 	Total
Shares Voted    19,139,453 	433,452 	19,572,905

Election of William F. Devin to the Board of Directors
         	   For 		Withheld 	Total
Shares Voted    19,135,800 	437,105 	19,572,905

Existing Directors include:

Judith L. Craven
Samuel M. Eisenstat
Stephen J. Gutman
Peter A. Harbeck
William J. Shea